[redacted]

14049046

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2014
WASH, D.C.
189

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RS PLATOU MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 PARK AV 5-710
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK SHEA 212-317-7099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE (Address) NEW YORK (City) NY (State) 10036-6530 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R S Platou Markets, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BABCHUK ZHANNA MERSON
Notary Public - State of New York
NO. 01ME6290084
Qualified in New York County
My Commission Expires Oct 7, 2017

02.28.14

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ ~~(d) Statement of Changes in Financial Condition.~~
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

RS Platou Markets, Inc.
December 31, 2013
With Report of
Independent Registered Public Accounting Firm

(SEC I.D. No. 8-45221)

Ernst & Young LLP

Building a better
working world

RS Platou Markets, Inc.

Statement of Financial Condition

December 31, 2013

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm..1

Statement of Financial Condition 3
Notes to Statement of Financial Condition 4

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors of
RS Platou Markets, Inc.

We have audited the accompanying statement of financial condition of RS Platou Markets, Inc. (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY

Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RS Platou Markets, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2014

RS Platou Markets, Inc.

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 8,264,927
Deposit with clearing broker	100,000
Receivable from clearing broker	282,588
Receivable from customers	45,873
Fixed assets, net of accumulated depreciation and amortization of $77,343	146,017
Intercompany receivable	46,132
Deferred tax assets, net	359,191
Other assets	369,616
Total assets	$ 9,614,344
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 3,026,802
Payables to clearing broker	83,321
Income taxes payable	1,472,359
Total liabilities	$4,582,482
Stockholder's equity	
Common stock; $0.001 par value, 10,000 shares authorized, 3,750 shares issued and outstanding	4
Preferred stock; $0.001 par value, 1,000 shares authorized	–
Additional paid-in capital	3,766,857
Retained earnings	1,265,001
Total stockholder's equity	5,031,862
Total liabilities and stockholder's equity	$ 9,614,344

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

RS Platou Markets, Inc. (the "Company") is a wholly owned subsidiary of RS Platou AS (the "Parent") based in Norway. The Company is based in the United States and conducts business from its main office in New York City. The Company is a broker-dealer under the Securities Exchange Act of 1934 registered with the Securities and Exchange Commission ("SEC") effective November 4, 1992 and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") effective December 22, 1992.

On June 14, 2012, RS Platou Markets AS received 1000 shares of common stock of the Company with a par value of $0.001 in exchange for a capital contribution of $1,000,000. On December 6, 2012, RS Platou Markets AS received 1000 shares of common stock of the Company with a par value of $0.001 in exchange for a capital contribution of $1,000,000.

The Company engages primarily in providing Corporate Finance advisory services and the underwriting, distribution, and trading of equity and debt securities. The Company also engages in the following business activities: participating in underwritings of corporate debt securities in the United States as a selling group or syndicate member; the arrangement and syndication of bank loans; including advisory services related thereto, and managing the private placement of exempt corporate and debt securities of U.S. insurance company investors.

On January 9, 2013, FINRA approved an application submitted by the Company to engage in corporate finance and best-efforts underwriting activities. On September 23, 2013, the Company received permission from FINRA to expand its business operations to include firm commitment underwritings and the preparation and distribution of proprietary research reports. The Company did not engage in either of these business lines in 2013. The Company has participated in one firm commitment underwriting to date in 2014. As of the date of this report, the Company had not issued any proprietary research.

The Company clears all U.S. customer transactions on a fully disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company is also a party to a chaperoning arrangement with its parent, RS Platou Markets AS, pursuant to which the Company chaperones certain activities of RS Platou Markets AS in the U.S. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2013, the Company's cash exceeded the limit by $7,582,882. At December 31, 2013, the Company did not have any cash equivalents.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

Other Assets

Other assets consist primarily of prepaid expenses, foreign denominated currency, deposits and accounts receivable.

2. Significant Accounting Policies (continued)

Payables to Clearing Broker

Payables to clearing broker on the statement of financial condition consist of clearing fees and other related charges.

Revenues

The Company earns commission revenue from effecting trades in U.S. and non-U.S. equity securities. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses these costs.
The Company also earns fees for corporate access research services provided to U.S. institutional customers in accordance with its chaperoning agreement with its parent, RS Platou Markets AS. Corporate access research services are typically not governed by contractual agreements.

Revenues earned for these services are recorded when services to be performed have been rendered, and the revenue is determinable and collection reasonably assured which is generally when cash is received.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary

2. Significant Accounting Policies (continued)

differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

Fair Value of Financial Instruments

The Company defines fair value in accordance with ASC 820, *Fair Value Measurements*.

ASC 820 defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair-value hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

- Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

2. Significant Accounting Policies (continued)

- Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured; Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company;
- Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement; The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

3. Financial Instruments

At December 31, 2013, the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with short and intermediate term maturities and defined settlement amounts.

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

4. Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2013, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

5. Fixed Assets

At December 31, 2013, fixed assets consist of the following:

		Estimated Useful Life in Years
Furniture	$ 21,219	7
Equipment	58,327	5
Leasehold improvements	143,814	5
Total cost	223,360	
Less accumulated depreciation and amortization	77,343	
Total cost, net of accumulated depreciation and amortization	$ 146,017	

6. Commitments and Contingencies

Sublease

The Company subleases office space under a sublease agreement with RS Platou Markets AS, dated November 24, 2011, which will expire on November 30, 2016.

At December 31, 2013, the future minimum lease payments are as follows:

2014	$ 263,496
2015	263,496
2016	237,146
Total	$ 764,138

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2013, no amounts were recorded under such agreement as no loss exists.

7. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2013, the Company had net capital of $4,490,562 which exceeded the regulatory requirement by $4,185,063.

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption with respect to its chaperoning activities under SEC Rule 15a-6.

8. Related-Party Transaction

The Company entered into an expense sharing arrangement with RS Platou Markets AS (the "Parent") during 2013. Based on the terms of the agreement, the Parent is to provide accounting and administrative expenses, IT expenses, Errors & Omissions and Directors & Officers insurance, research services and any other reasonable services requested by the Company. The Company recorded a receivable for these services of $23,714 as of December 31, 2013 which is included within other assets in the statement of financial condition.

The Company also earns fees for chaperoning corporate finance underwriting provided to U.S. institutional customers in accordance with its chaperoning agreement with the Parent. At December 31, 2013 the Company recognized a receivable related to this agreement of $41,422.

At December 31, 2013, underwriting related intercompany receivables are included within other assets in the statement of financial condition in the amount of $288,043.

9. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

10. Income Taxes

The Company operates as a "C" Corporation and is therefore subject to federal, state and local income taxes within its operating jurisdictions.

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based on this evaluation, the valuation allowance was $0 as of December 31, 2013.

The Company's deferred taxes at December 31, 2013 were as follows:

Deferred tax assets	$ 361,568
Deferred tax liabilities	(2,377)
Deferred tax assets, net	$ 359,191

The Company's gross deferred tax assets related principally to bonus compensation, while the gross deferred tax liabilities were primarily attributable to depreciation.

As of December 31, 2013, the Company has zero net operating loss carry forwards after utilization of all federal and state net operating loss carry forwards in the amount of $2,290,311.

At December 31, 2013, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months.

10. Income Taxes (continued)

The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.

11. Subsequent Events

The Company evaluated all subsequent events through the date of issuance of this statement of financial condition and determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors
RS Platou Markets, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors of RS Platou Markets, Inc. (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the fiscal year ended December 31, 2013. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments included in section 2B of Form SIPC-7 with respective cash disbursement record entries on Company's general ledger and on the bank statement. We compared the Company's "Total assessment balance and interest due (or overpayment carried forward)" amount as reported in the Form SIPC-7 as of December 31, 2013, to a check made payable to Securities Investor Protection Corporation. No findings were noted.

2. Compared the amounts reported on FOCUS reports prepared by the management with the corresponding amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2013. No findings were noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. The following findings were noted:

   For the purpose of determining "SIPC Net Operating Revenues", the Company included SIPC-6 payment amounting to $11,312 in "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transaction" deducted under section 2c (3) of Form SIPC-7. Accordingly, the Company reported "SIPC Net Operating Revenues" under section 2d of Form SIPC-7 as $11,874,682 instead of $11,885,994.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers. No findings were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2014